UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

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(Under the Securities Exchange Act of 1934)

ZENA CAPITAL CORPORATION

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Name of Issuer)

Common Shares, without par value

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(Title of Class of Securities)

98935 B1 09

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(CUSIP Number)

GLOBAL CAPITAL GROUP LLC

11798 Artery Drive,

Fairfax, Virginia, USA  22030

Telephone: (703) 751-2200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98935 B1 09

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1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GLOBAL CAPITAL GROUP LLC

IRS ID Number or SSA Number

IRS - EIN # 74-3176782

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[

]

(b)

[

]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

N/A

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION:

Commonwealth of Virginia, USA

7.

SOLE VOTING POWER

Number of Shares Beneficially owned by each reporting person with	(7) Sole voting power 396,720 (8) Shared voting power Nil (9) Sole dispositive power 396,720 (10) Shared dispositive power Nil

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Less than 5%

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[

]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):

2.4%

14.

TYPE OF REPORTING PERSON:

IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

On August 29, 2004, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 20-FR became effective (File No. 000-50829).  This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 20-FR became effective.  For this reason, all references to source of Funds have been answered no applicable.

Item 1.

Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Global Capital Group LLC with respect to the common shares without par value (the "Common Shares") of Zena Capital Corporation, a British Columbia, Canada corporation, with its principal offices located at 750 West Pender Street, Suite #604, Vancouver, British Columbia, Canada  V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.

Identity and Background

(a)

This Schedule 13D is filed on behalf of Global Capital Group LLC

(b)

Global Capital Group LLC's business address is:

11798 Artery Drive, Fairfax, Virginia, USA  22030

(c)

Global Capital Group LLC is a stockholder of the Issuer.

(d)

During the last five years Global Capital Group LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Global Capital Group LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship.  Not  applicable.

Item 3.

Source and Amount of Funds or Other Consideration

Not applicable

Item 4.

Purpose of Transaction

1,000,000 common shares were sold for total proceeds of $570,000 via a private transaction.

Item 5.

Interest in Securities of the Issuer

(a)

The reporting person is the beneficial owner of 396,720 shares of Common Stock of the Issuer, which represents 2.4% of the Issuer’s 16,863,604 issued and outstanding Common Stock.

(b)

The reporting person has the sole investment power and sole voting power with respect to the 396,720 shares held directly by them.

(c)

On April 21, 2008, the reporting person sold 1,000,000 shares of Common Stock via a private transaction.

(d)

Not Applicable

(e)

On April 21, 2008, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

- None

Item 7.

Material to be Filed as Exhibits

- None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 20, 2008

/s/ Global Capital Group LLC

(Signature)

Global Capital Group LLC

(Name/Title)